[TIBCO Software Inc. Letterhead]

August 10, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Christine Davis

Re:	TIBCO Software Inc.
Form 8-K filed July 6, 2006
File No. 000-26579

Dear Ms. Davis:

TIBCO Software Inc. (the “Company”) is submitting this letter in response to the Securities and Exchange Commission’s (the “Commission”) letter dated July 27, 2006 (the “Comment Letter”). For your convenience, we have repeated your comments 1 through 4 below, and the headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Comment Letter. Please feel free to contact me at the number at the end of this response letter with any further questions or comments you may have.

Form 8-K Filed July 6, 2006

1.	We note your response to prior comment number 5 and the revisions you made to your recent earnings release furnished on July 6, 2006. Your revised disclosures do not appear to sufficiently reflect the guidance in Question 8 of the FAQ. In this regard, we do not believe you have provided substantive reasons why the non-GAAP measures provide useful information to investors. Please note that you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP measure is used to evaluate performance.

In response to the Staff’s comment, the Company proposes to modify its disclosure in future earnings releases where non-GAAP results are included to reflect the guidance in Question 8 of the FAQ as provided below.

2.	Your disclosure indicates that you use the non-GAAP measures “to provide a consistent method of comparison to historical periods and to the performance of competitors and peer group companies.” Explain to us why you believe this disclosure is appropriate considering that you also disclose that a limitation of the use of the non-GAAP measures is that they “may be different from non-GAAP measures used by other companies.”

Securities and Exchange Commission

Attention: Christine Davis

August 10, 2006

The Company believes that non-GAAP measures reported by enterprise software companies are generally consistent with the non-GAAP measures reported by the Company and therefore provide useful information to management and to investors to compare the Company’s performance against that of its peers. For example, the Company believes that most companies are providing non-GAAP measures that exclude stock-based compensation because it is an important disclosure that analysts and investors want reported in order to compare current period performance to historical performance. However, consistent with the principles of Regulation G, the Company also believes it is important to point out to investors the limitations in non-GAAP measures in order to encourage investors to consider the specific items being excluded from the Company’s GAAP measures as well as the reconciliation provided by the Company so that investors can make meaningful comparisons to the Company’s competitors and peer group companies when considering the non-GAAP measures and associated reconciliations of the companies.

Accordingly, in response to the Staff’s comments, the Company proposes to clarify its disclosure in its Form 8-K as provided below.

3.	We note your references to certain “non-cash activities.” It appears that you may be using the non-GAAP measures as measures of both operating performance and liquidity. If your non-GAAP measures are intended to be measures of liquidity, it appears that the measures should be reconciled to GAAP cash flow from operations. Please clarify and explain to us why the measure is reconciled to GAAP operating income and net income if your intention is to present this as a liquidity measure.

In response to the Staff’s comments, the Company believes that its non-cash activities, which include stock-based compensation and amortization of intangibles, should be excluded from the Company’s non-GAAP operating income, net income and net income per share since these items will vary from period to period and may, if included, make the trended measure of historical and prospective core profitability of the Company difficult for investors to fully understand. The Company believes that its current presentation of GAAP cash flow from operations represents an accurate measure of liquidity. The purpose of the Company’s non-GAAP profitability measures is not to create alternate liquidity measures, but to provide a view of the Company’s income statement that more directly correlates to the core operational activities of its business. This makes the Company’s non-GAAP measures a useful adjunct to, but not a replacement for, its statement of cash flows.

A widely used approach among the Company’s investors and among its peer group companies is to exclude from non-GAAP measures of profitability and earnings per share those costs that are not related to generating cash from core operating activities. Cash flow measures

Securities and Exchange Commission

Attention: Christine Davis

August 10, 2006

do not capture the alternative view of earnings that is useful to investors and management in assessing the core or essential profitability generated by the Company’s revenues. Cash flow is useful as a separate and distinct measure and as a pure measure of liquidity.

4. We note that your disclosures continue to refer to “core business operational performance” and “baseline performance.” It remains unclear to us why exclusion of the charges for amortization of acquired intangible assets and stock-based compensation are excluded because they are not considered part of your “core” or “baseline” performance. Please explain your basis for concluding that these costs are not part of your core business. In this regard, it is unclear why these excluded items should not be considered in assessing your performance as they appear to be recurring and integral to your performance. For example, it is unclear why you believe the exclusion of recurring charges relating to the amortization of intangible assets is not part of your core operating results when certain of the intangible assets you are amortizing are integral to your revenue generating activities. Similarly, it is unclear why excluding stock-based compensation is appropriate considering that offering employees equity instruments appears to be a key performance incentive.

Due to recent changes in accounting standards, the Company adopted SFAS 123R in its first quarter of 2006 and as a result the Company’s GAAP financial measures can vary significantly from period to period due to factors outside the Company’s operating performance, including changes in financial markets that affect stock price and volatility and therefore expense regardless of any particular performance changes in the Company’s operations. In addition, the tax accounting rules under SFAS 123R with regard to incentive stock options (ISOs) can dramatically alter the GAAP tax rate. Therefore, the variations in this non-cash expense, as well as its lack of comparability in periods prior to the adoption of SFAS 123R, mean it may not allow management or investors to clearly and easily understand underlying business trends, or how well the revenue generating activities of the business are performing. Consequently, the Company’s management excludes these non-cash items when preparing internal budgets and forecasts, when measuring the Company’s performance, and when determining management bonus and variable compensation. The Company also believes that the use of non-GAAP measures of profitability that exclude stock-based compensation are widely used within the software industry, and not providing them may create confusion for investors.

Similarly, the amortization of acquired intangible assets is useful to remove from non-GAAP measures of earnings, because these charges are not directly related to the core, revenue generating operations of the Company. Moreover, this expense is inconsistent in amount and frequency and is significantly impacted by the timing and magnitude of the Company’s acquisition transactions, which also occur on an inconsistent basis. The inherent inconsistency of this charge makes it more difficult for management and investors to understand the underlying trends of the business, if they do not have the comparative value of the non-GAAP measures.

Securities and Exchange Commission

Attention: Christine Davis

August 10, 2006

The Company intends to include the following disclosure for future periods where non-GAAP results are included in its Forms 8-K.

The Company provides non-GAAP measures for operating income, net income and net income per share data as supplemental information regarding the Company’s core business operational performance. The Company believes that these non-GAAP financial measures are useful to investors because they exclude non-operating charges. The Company’s management excludes these non-operating charges when it internally evaluates the performance of the Company’s business and makes operating decisions, including internal budgeting, performance measurement and the calculation of bonuses and discretionary compensation, because these measures provide a consistent method of comparison to historical periods and to the performance of competitors and peer group companies. Moreover, management believes these non-GAAP measures reflect the essential revenue generation activities of the Company. Accordingly, management excludes gains and losses on equity investments, costs related to formal restructuring plans, stock-based compensation related to employee stock options, the amortization of purchased intangible assets and charges for acquired in-process research and development, and the income tax effects of the foregoing, as well as adjustments for the impact of changes in the valuation allowance recorded against the Company’s deferred tax assets when making operational decisions.

The Company believes that providing the non-GAAP measures that management uses to its investors is useful to investors for a number of reasons. First, it provides a consistent basis for investors to understand the Company’s financial performance on a trended basis across historical periods, particularly given the adoption of SFAS 123R this fiscal year and the changes it has introduced for calculating stock-based compensation expenses relative to prior periods. Second, it allows investors to evaluate the Company’s performance using the same methodology and information as that used by the Company’s management. And, third, the non-GAAP measures facilitate a comparison with other peer companies in our industry, which use similar non-GAAP financial measures to supplement their GAAP results.

Non-GAAP measures are subject to material limitations as these measures are not in accordance with, or a substitute for, US GAAP and thus the Company’s definition may be different from similar non-GAAP measures used by other companies and/or analysts. However, the Company’s management compensates for these limitations by providing the relevant disclosure of the items excluded in the calculation of non-GAAP operating income, net income and net income per share. In addition, some items such as restructuring charges that are excluded from non-GAAP net income and earnings per share can have a

Securities and Exchange Commission

Attention: Christine Davis

August 10, 2006

material impact on cash flows and stock compensation charges can have a significant impact on earnings. Management compensates for these limitations by evaluating the non-GAAP measure together with the most directly comparable GAAP measure. The Company has historically provided non-GAAP measures to the investment community as a supplement to its GAAP results, to enable investors to evaluate the Company’s core operating performance in the way that management does. The non-GAAP adjustments, and the basis for excluding them, are outlined below:

Restructuring Activities

The Company has incurred restructuring expenses, included in its GAAP presentation of operating expense, primarily due to workforce related charges such as payments for severance and benefits and estimated costs of exiting and terminating facility lease commitments related to a formal restructuring plan. The Company excludes these items, for the purposes of calculating non-GAAP operating income, non-GAAP net income and non-GAAP net income per share, when it evaluates the continuing core business operational performance of the Company. The Company believes that these items are not consistently recurring and do not necessarily reflect expected future operating expense, nor does the Company believe that they provide a meaningful evaluation of current versus past core business operational results or the expense levels required to support the Company’s operating plan.

Investment Activities

The Company records gains or losses on its equity investments based on its pro-rata share of gains or the net losses of the investment. These gains or net losses are included in the Company’s GAAP presentation of operating income, net income and net income per share. The Company’s core business is not to invest in third parties, and such investments do not constitute a material portion of the Company’s assets. The timing and magnitude of gains and losses are unpredictable, as they are inherently based on the performance of the third party subject to a particular investment. The Company excludes these items, for the purposes of calculating non-GAAP operating income, non-GAAP net income and non-GAAP net income per share, when it evaluates the continuing core business operational performance of the Company. The Company believes that these items do not necessarily reflect expected future operating expense or income nor does the Company believe that they provide a meaningful evaluation of current versus past core business operational results or the expense levels required to support the Company’s operating plan.

Securities and Exchange Commission

Attention: Christine Davis

August 10, 2006

Stock-based Compensation

The Company has incurred stock based compensation expense as determined under SFAS 123R for fiscal year 2006, and under APB 25 for earlier comparable periods in its GAAP financial results. The Company excludes this item for the purposes of calculating non-GAAP operating income, non-GAAP net income and non-GAAP net income per share. The exclusion of stock-based compensation from the non-GAAP measures is done to allow a consistent comparison of the Company’s relative historical financial performance, since the method for accounting for stock-based compensation changed at the beginning of fiscal 2006 per the Company’s adoption of SFAS 123R. The nature of the stock-based compensation expense also makes it very difficult to estimate prospectively, since the expense will vary with changes in the stock price and market conditions at the time of new grants, varying valuation methodologies, subjective assumptions and different award types, making the comparison of current results with forward looking guidance potentially difficult for investors to interpret. The tax effects of stock based compensation expenses may also vary significantly from period to period, without any change in underlying operational performance, thereby obscuring the underlying profitability of core revenue generating operations relative to prior periods (including prior periods following the adoption of SFAS 123R). Finally, the Company believes that non-GAAP measures of profitability that exclude stock-based compensation are widely used by analysts and investors in the software industry.

Amortization of Intangibles

The Company has incurred amortization of intangibles, included in its GAAP financial statements, related to various acquisitions the Company has made. Management excludes these items, for the purposes of calculating non-GAAP operating income, non-GAAP net income and non-GAAP net income per share. The Company believes that eliminating this expense from its non-GAAP measures is useful to investors, because the amortization of intangibles is inconsistent in amount and frequency and is significantly impacted by the timing and magnitude of the Company’s acquisition transactions, which also vary substantially in frequency from period to period.

Acquired In Process Research and Development

The Company recorded charges for acquired in-process research and development (“IPR&D”), included in its GAAP presentation of operating expense, in connection with its acquisitions. These amounts were expensed on the acquisition dates as the acquired technology had not yet reached technological feasibility and had no future alternative uses. There can be no assurance that acquisition of businesses, products or technologies in the future will not result in substantial charges for acquired IPR&D. Accordingly,

Securities and Exchange Commission

Attention: Christine Davis

August 10, 2006

acquired IPR&D are non-recurring and generally unpredictable. The Company believes that eliminating this expense, for the purposes of calculating non-GAAP operating income, non-GAAP net income and non-GAAP net income per share, is useful to investors.

The Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional comments or questions, please contact me at (650) 846-1316. We respectfully request that the Staff confirm that it has no additional requests or comments.

Sincerely,

/s/ William R. Hughes
William R. Hughes Executive Vice President, General Counsel and Secretary